Filed Pursuant to Rule 425
                                     Filing Person: The Procter & Gamble Company
                                           Subject Company: The Gillette Company
                                                      Commission File No.: 1-922

                            PROCTER & GAMBLE COMPANY

                            Moderator: Clayton Daley
                                January 28, 2005
                                  6:00 a.m. CT

Clayton Daley:    Good morning. I want to begin with an apology for the last minute notice, and for asking you to join us so early in the morning, but we really appreciate the efforts that you've made to be with us here today.

                  Welcome to the meeting to announce the agreement by Procter & Gamble to purchase the Gillette Company. Joining me today are A.G. Lafley, our Chief Executive; and Jim Kilts, Gillette's Chief Executive Officer.

                  In terms of the agenda for today's meeting. I will first provide a very brief update on P&G's earnings and recent business results, including the guidance update. Then, Jim will offer his perspective on the health of Gillette's business, and the reason why they approached P&G. Then I'll outline the deal structure and top line economics.

                  A.G. will lay out the strategic rationale and why this deal makes sense for P&G shareholders. I will then take you through the financial details including the synergy plan. This will be followed by A.G. and Jim discussing the integration, plan, and A.G. will wrap it up. We'll, of course, be available for Q&A.

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                  As always, I want to thank you. Our wonderful lawyers did
                  that. I want to remind you that the presentation this morning will include a number of forward-looking statements. If you'll refer to our most recent 10-K and 8-K reports, including the 8-K that we will file today. You'll see a discussion of factors that could cause the company's actual results to differ materially from these projections.

                  Also, as required by Regulation G, we need to make you aware that earnings presentation ((inaudible)) P&G's momentum continues to be strong. We delivered another quarter of sales and earnings growth above our long-term objectives.

                  Sales grew nine percent, and EPS grew 14 percent behind continued, strong, organic volume growth and solid operating margin performance up 50 basis points. The strength of our innovation program, and the breadth of our portfolio has helped overcome both continued pressure from higher commodity prices, and increased competitive spending in a number of categories.

                  Diluted net earnings per share were 74 cents, up 14 percent versus year ago, and two cents ahead of the consensus estimate. This was the result of better than expected operating margin expansion. The strong performance was driven by beauty care and baby and family care. Every global business unit and all regions are delivering strong top line growth.

                  Beauty care, and baby and family care are leading bottom line growth. Beauty care is investing behind numerous initiatives to sustain strong profitable top line growth with good progress so far. Baby and family care also delivered excellent results, behind strong volume growth and pricing to recover commodity related cost increases.

                  Fabric and homecare results were inline with year ago. We continue to invest in a strong fabric and homecare initiative program and continued geographic expansion in major markets like

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                  China and Russia. At the same time, we are absorbing the
                  impact of escalating commodity costs, and expenses related to the addition of liquid detergent capacity in North America.

                  We expect margin pressure to persist. Commodity costs will remain at higher levels for the foreseeable future, although we clearly expect to recover them via pricing and mix over time. Snacks and coffee profits were down for the quarter.

                  However, the recently announced price increase on coffee was followed by all key competitors, and should largely offset higher green coffee costs. We expect solid earnings growth for the balance of the fiscal year. Finally, healthcare was down slightly as expected, due to a tough based period where earnings grew more 30 percent.

                  Recall we over delivered last year's December quarter, due to the early and severe cough/cold season. And in addition, the base period included the launch of Crest Premium Whitestrips. Again, we expect solid earnings growth for the healthcare segment, during the balance of the fiscal year.

                  The portfolio of billion brands is expanding volume double digits, with 15 of 16 brands growing. We are continuing volume growth in nine of our 10 top customers. All top 16 countries accounting for about 80 percent of our sales are growing volume at or above long-term targets.

                  As discussed in our December analyst meeting, winning with more of the world's consumers is part of our top line growth strategy. We are making good progress against this substantial opportunity. In developing markets, we delivered six consecutive quarters of mid teens or better volume growth with China continuing to set the pace.

                  Last quarter, we again, grew in the high teens. Importantly, our developing market business delivered returns above the company's average in the past three years. This is an indicator that

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                  we are executing a sustainable business model that will reward shareholders for the additional risks inherent in these markets.

                  In summary, we are pleased with our results in the quarter. We continue to leverage the breadth of our portfolio. Our strong innovation program is continuing to deliver growth even though we're going through a challenging cost and operating environment. Now despite these challenges, and the difficult base period comps, we delivered another quarter of results ahead of long-term objectives.

                  Now let me move on to guidance. As you're aware, over the past 12 months, a number of P&G's key competitors have lowered the bar with regard to earnings growth commitment's in order to better compete with P&G's initiative program.

                  So far, this has not impacted our ability to delivery strong top line growth behind consumer meaningful innovation and strong in market execution. However, we are not taking the success for granted. Instead, we remain focused on sustaining P&G's momentum, behind our initiative pipeline, which is particularly robust in the second half of the fiscal year.

                  Foreign exchange is also expected to contribute a slightly higher rate on sale of about two percent. With these two factors together, FX and the strength of our initiative pipeline, it gives us the confidence to raise our top line growth expectation for the March quarter, and the fiscal year to the high single digits. Despite continued margin pressure from commodities we are also raising our fiscal year EPS guidance by three cents, to a range of 2.61 to 2.64.

                  In summary, we're encouraged by our ability to delivery earnings per share growth of 13 to 14 percent, in a year that's been characterized by challenging cost, and competitive environments, while restructuring, of course, is now funded internally.

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                  Now that concludes the business update. I've condensed this, of course, significantly in order to provide significant time to discuss the topic for which we have brought you together at this early hour. The transformational acquisition of Gillette company by Procter & Gamble. We'll start by Jim giving you and update on Gillette's recent results, and the rationale for their decision to approach us. Jim.

James Kilts:      Thanks, Clayt. And good morning everybody. It's great to be here on this historic day. And I look upon this union of Gillette and Procter & Gamble is more than a great opportunity for growth and value creation for shareholders. I believe it's a unique and historic event in business and certainly in the consumer product industry.

                  There are no two consumer products companies in the world with a better alignment of brands, markets, and philosophies. The combination will create the best consumer products company in the world. That's good news for consumers, for customers, for shareholders, and for employees. Clearly, for Gillette shareholders both the timing and the terms of the transaction are attractive.

                  Four years ago, we were an underperforming and drifting company, but we've turned the company around. We've rebuilt the business, and our current share price reflects our progress. Our share price appreciated more than 20 percent last year. And the terms of our agreement provide a further premium to our investors. From a Gillette perspective, our business has never been stronger, more vibrant, and better positioned for continued growth.

                  While I can't talk about our full year performance since we are still a week away from releasing our numbers, you know from our nine month results that 2004 has been an outstanding year for Gillette. For the nine months, sales were up 11 percent. Net income increased 26 percent. Profit from operations grew 25 percent. And earnings per share rose by 27 percent. And the quality behind our numbers is unmatched.

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                  We had a record setting pace for successful new product
                  introductions, for continued growth in our core categories, for trade up growth, to premium products, and for growth in developing markets. And the strength was evidence across the power. Our M3Power the first battery powered wet shaving system for men met all of its targets and is well on its way to becoming a half billion dollar brand at retail.

                  In batteries, Duracell built brand equity with our very successful trusted everywhere advertising campaign. They also developed new revenue sources, cut costs, and countered rampant price promotion. In a very tough market, Duracell achieved record profitability, more than doubling its pricing of three years ago.

                  In oral care, we've increased sales by 16 percent with our most aggressive product effort ever, including the CrossAction Vitalizer manual toothbrush, the ProfessionalCare 7000 and 8000 premium rechargeable toothbrushes, and the Sonic Complete, our first entry in to the Sonic rechargeable segment.

                  And we entered whole new areas with our Hummingbird battery powered flossers and Brush-Ups, disposable teeth wipes. In personal care, we've cut costs. Introduced new improved products, increased advertising and profitably grew sales. And at Braun, we've cut costs, doubled our add spending, invested in filling out the brand portfolio, and significantly improve profitability.

                  The progress across all of our businesses reflect a re-energized marketing company. Our marketing commitment and effectiveness are clear in two numbers. Our advertising spending as a percent of sales has risen about 400 basis points in the past three years, while our trade and consumer promotion spending has gone down nearly 200 basis points. We are now earning market share increases and not buying them.

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                  At the same time, we grow operating margins behind a 450 basis reduction in cost of goods. So when we look across the consumer product landscape, it's been pretty clear that we're performing well. But at the same time, there would be clear benefits in combining Gillette with another industry leader.

                  A combined company would provide a stronger leadership position that would make us more innovative for consumers, and more responsive for our customers. We could also use our combined scale to generate synergies that create the affordability to both reinvest and generate value for our shareholders.

                  Procter & Gamble is a home run in every one of those dimensions. From its brands and its operating performance, to the interface, with customers and the terrific synergies we have ahead of us. There isn't a weakness in this combination. That's why we approached Procter & Gamble several months ago, to explore a potential deal. After a period of discussion we couldn't agree on terms. Subsequently, Procter & Gamble reopened the dialogue and fortunately, we were able to reach an agreement.

                  Our Board, obviously, had to be comfortable with the value of the Procter & Gamble stock we are receiving in this deal. And I will tell you, they are and I am. Inherent in that value is what we bring, what Procter & Gamble brings, and what we can create by this great combination. In short, we like what we see.

                  With that, I'd like to hand it back to Clayt, who will get in to detail on the deal and its impact. Clayt.

Clayton Daley:    All right. Thanks, Jim. Our respective boards have agreed to a stock transaction with an exchange ratio of 0.975 P&G shares for each Gillette share. Concurrently P&G will begin a share repurchase program in the range of 18 to $22 billion to be completed over the next 12 to 18

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                  months. When the buyback is complete, this will represent the equivalent of about a 60 percent equity, 40 percent cash deal.

                  Now based on yesterday's closing prices, the acquisition premium is about 18 percent or approximately 14 times EBITDA when the cost synergies are included. This is a fair price, for a stable of category leading, global billion dollar brands with strong growth momentum.

                  This is also comparable to multiples paid for other world class properties, such as (Buyersdorff) which was acquired (Chebo, Mondavi) which was bought by Constellation brands, and Gatorade which was acquired by Pepsi through the Quaker acquisition. These are all world class properties, which justify significant acquisition premiums, because they offer the acquirer significant growth and cost synergies.

                  Gillette's razors and blades business is the crown jewel of the consumer products industry. Therefore, it is no surprise that the deal multiples fall into established ranges for top end transactions. Now let's turn over to the overview of the value potential that is being created by this deal.

                  We expect this deal to generate 14 to $16 billion of incremental shareholder value. Ten to $11 billion will come from cost synergies. Gross synergies should contribute an additional four to five billion. All other factors, such as transaction costs, option leakage, benefits from tax, cap ex and working capital efficiencies are expected to wash out on a valuation basis.

                  Probably most of you have already done the math, roughly eight-and-a-half billion of the incremental value should accrue to the current Gillette shareholders. This is below the low end of the range of cost synergies. Five-and-a-half to seven-and-a-half billion will go to P&G shareholders. This is a combination of the growth synergies, as well as the upside on the cost synergies.

                  Now the key milestones to complete this transaction are as follows. The 18 to $22 billion share repurchase program starts today. We expect to mail out the proxy solicitation and S4 registration in mid April. The proxy vote is tentatively scheduled for P&G and Gillette shareholder meetings in mid May.

                  And assuming all goes well with regulatory and governmental approvals, we would expect to close the deal in the fall. Now this provides an overview of the deal structure. A.G. will now walk you though the rationale for this deal, and why it provides upside to our sustainable growth model.

A.G. Lafley:      Thanks a lot, Clayt. Good morning. Last December, we outlined
                  P&G's strategy for sustainable growth. We also discussed long-term goals for sales, earnings per share, and for free cash flow. Today's announcement of our intention to acquire
                  Gillette is full consistent with these strategies, and will provide upside to our combined future growth potential.

                  There are four reasons why this acquisition makes sense strategically. We're combining two of the leading consumer products companies in the world, a combination that leverages the structural characteristics of our industry. We are accelerating the evolution of P&G's portfolio, towards faster growing, higher margin, more asset efficient businesses.

                  We are strengthening already strong relationships with retail customers. We are leveraging both company's core strengths in branding, in innovation, in global scale, and in go to market capability to accelerate growth. So let's look at each of these benefits more closely. Together, Gillette and P&G can grow at levels neither company could achieve or sustain on its own.

                  The key reason is that consumer products is in the end a scale business. Scale drives margin growth and the opportunity to reinvest. The more scale a company can create and leverage, the

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                  more opportunities there are to keep growing margins, and to keep reinvesting in brands and innovation. The more we can reinvest in branding and innovation that really delights consumers, the more we can grow. The more we grow, the greater the margin, the greater the scale.

                  And importantly, scale is not just about size. The way we think about scale is much broader. We have industry leading scale in our breadth, and depth of consumer understanding in our go to market capabilities with retailers, in distribution, in innovation, commercialization, in marketing investments, in research and development exchanges and in business services.

                  All of this scale translate in the end to leadership. And this is an industry that rewards leadership. We're bringing together the two strongest leaders at a time when both companies' performance is the strongest it's been in a decade.

                  Second, the addition of Gillette's brands accelerates the evolution of P&G's portfolio in the faster growing higher margin, and more asset efficient, health, personal care and beauty businesses. With the exception of batteries and small appliances, all Gillette business segments fall in the health, personal or beauty care, which will now represent a full 50 percent of P&G's portfolio.

                  This combined company will have an unmatched portfolio of 21 brands with sales of $1 billion to $5 billion each. Combined, we are the market leader in categories that represent two-thirds of total company sales. We are increasing the diversification and the balance of P&G's portfolio and the flexibility we need to deliver sustainable growth over the long term.

                  The third reason this acquisition makes sense is that it enables us to strengthen our relationships with winning retail customers around the world. We will bring an even stronger innovation pipeline across a more diverse and profitable mix of categories and brands, and even larger portfolio of leading brands. And we'll also bring greater shopper knowledge and broader and deeper expertise in both men's and women's marketing.

                  The fourth reason the acquisition make sense is that we can leverage Gillette's and P&G's core strengths. Core strengths of creating and building brands, of innovation and technology, up global scale and of the way we go to market. There are many examples.

                  One of Gillette's core strengths is it's ability to trade up consumers, with premium products that perform better, products like M3Power and Oral-B power brushes. Multiplying their capability with P&G's marketing and go to market strength opens significant opportunities for accelerated growth in developing and developed markets.

                  In short, this acquisition of Gillette is a perfect fit with P&G's long-term sustainable growth strategy, and the logical next step in the evolution of P&G's business portfolio. Now strategic fit is necessary, but not sufficient. There must also be opportunities to create additional consumer and additional shareholder value over the long-term, more value than either company could create on its own. The Gillette acquisition passes this test and provides considerable upside to P&G's sustainable growth model.

                  Recall, this is how we get to our long term four to six percent sales growth target. The combination of P&G and Gillette creates upside in virtually every element of the top line model. First, we'll benefit from Gillette's portfolio, which is more concentrated in faster growing markets, such as razors and blades oral care, and personal care.

                  Going forward, market growth should contribute three percent for the combined businesses, versus only a bit ore than two percent for P&G alone today. We'll also be even better positioned to deliver additional organic growth from innovation and technology, which drives share growth, new business creation and enables geographic white space expansion. Both P&G and Gillette have an outstanding track record of innovation leadership.

                  P&G has generated roughly $5 billion in retail sales in categories we did not even play in just four years ago. Gillette has created almost $5 billion in new retail sales from products launched over the past five years. In fact, together, P&G and Gillette brought to market, half of the most successful consumer branded product initiatives for the past three years.

                  What's important here is that our innovative capabilities, our consumer knowledge, and our go to market strengths are complimentary. On the one hand, we can connect and develop across common innovation and technology areas in oral care, and personal care. This will enable us to continue setting the pace of innovation in core Gillette and P&G businesses.

                  At the same time, we can leverage complementary consumer understanding. P&G knows a fair amount about women, how to innovate for them, and market to them. Gillette's expertise is an innovation and marketing to men. It's a simple, but we believe potent combination.

                  I'll give you just one example, women's hair removal. Today it's a $10 billion market, projected to grow eight personally annually over the next five years. Today, there are consumers who are not fully satisfied with current solutions. We believe we can combine Gillette and P&G technology with Gillette and P&G expertise in marketing. We believe we will be able to market to women and leverage strong Gillette and P&G brands to deliver this continuous innovation that will truly delight women.

                  In addition, we can leverage P&G's strong customer business development approach with Gillette's out standing execution at store level. Along with P&G's leadership presence in key developing markets, we can expand innovation in areas like hair removal, faster than Gillette could accomplish on its own.

                  Developing markets are a significant opportunity. With market growth projected at five to six percent over the next five years. We believe we can help Gillette brands take fuller advantage of this growth by achieving deeper market penetration and critical markets like China, and Russia, Mexico and Turkey.

                  Over the past decade, we've built a strong market position in a number of these fast growing developing markets. Our go to market capabilities are reasonably well developed. And our scale in developing markets is about five times that of Gillette today.

                  Equally important, we've been successfully expanding our brand portfolio to better serve lower income consumers. Our growing expertise, and low cost, low capital innovation, and our down to the trade customer penetration can also enable Gillette brands to profitably serve more of the world's consumers.

                  In summary, P&G and Gillette, have been delivering at the top end of their organic growth targets over the past three years. And we're confident, that by combining these two industry leading companies, we can create even more upside potential for top line growth.

                  There's also considerable upside for the bottom line. Both P&G and Gillette have robust standalone margin expansion plans currently in place. We can apply P&G's global scale to Gillette's current cost structure in many areas, including purchasing and the way we go to market together. We've identified substantial costs and growth synergies, which Clayt will take you through in a moment.

                  It's clear that this should generate substantial and sustainable margin and earnings improvements. Importantly, both companies have a track record, and strong credibility to delivery productivity improvement. We're confident that the combined companies can deliver further margin gains, based on identified synergy opportunities, and additional scale leverage.

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                  In summary, we remain confident that P&G can sustain growth at our target levels, the ones we've committed to without the acquisition of Gillette. But with the acquisition of Gillette, our sustainable growth model becomes even stronger for the longer term.

                  We'll have an even stronger portfolio, and more attractive industries, greater opportunities to set the pace of innovation. And we'll have the ability to get more out Gillette's strong innovation program, by leveraging P&G's go to market capabilities around the world. As a result, we are increasing our long term sales target by one full percentage point from four to six to five to seven percent.

                  Based on the synergy plan, we expect that the combined entity will generate 24 to 25 percent operating margins by the end of this decade, versus the 19 to 20 percent, P&G delivers today. This should provide P&G shareholders with additional upside, to our double digit earnings per share growth target.

                  In short, this acquisition makes sense. It makes sense strategically, financially and operationally. It's a unique opportunity to make two industry leaders even stronger, and even better positioned for sustained long-term growth. Now I'm going to hand the presentation back to Clayt.

Clayton Daley:    Thanks, A.G. Here are the building blocks of how this
                  transaction generates the 14 to $16 billion of incremental shareholder value. As I said before, we expect 10 to $11 billion to come from cost synergies. Gross synergies should contribute an additional four to five billion. So let me first turn to the plans on cost synergies.

                  We anticipate more than $1 billion of synergies to be achieved by year three. We see opportunities in purchasing, manufacturing, and logistics, through increased sale, improved asset utilization and coordinated procurement. We see opportunities to substantially reduce our combined administrative costs.

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                  We aim to achieve this through elimination of SG&A overlap between the two companies, the delivery of key support functions through P&G's global businesses services group, which delivers best in class cost. And the integration of Gillette's brands with minimal additional staff, in corporate, market development, and global business service organizations.

                  As a result, we anticipate a reduction of about 6,000 positions. And this is roughly four percent of the combined enrollment of the two companies of 140,000 employees. Of course, we are committed to fielding the best team. Gillette's current management will have an equal opportunity in the new company. And we expect a certain amount of the headcount reduction to come from the P&G side.

                  Finally, we see economies of scale, and retail selling and marketing, including media buying. Savings and material purchasing, media buying and business support activities are expected to be realized fairly quickly after the closing. Synergies and other areas will take a little longer.

                  Now to put the cost synergies in perspective, we've analyzed them versus our (Tam) brands, Clairol and Wella commitments. As you can see, relative to the actual (Tam) brands and Clairol synergies, the projected - and the projected Wella synergies, the Gillette estimates are clearly reasonable. Importantly on (Tam) brands and Clairol, we delivered the synergies ahead of schedule. The Wella synergies are on track. And we are confident the synergies we've identified for Gillette are doable.

                  Second, we anticipate to create four to five billion of value through the one point acceleration in top line sales growth, as A.G. already talked you through this, and the key drivers which provide the growth upside. The biggest contribution will come from leveraging our developing market infrastructure to capture more value from Gillette's brands, and innovation programs in those geographies.

                  Now on to the deal's impact on P&G's earnings per share progression. The deal is expected to be accretive in year three, and is only slightly dilutive in year two, including a significantly amount of non cash charges. Year one dilution is accentuated by one time impacts, and by the fact that many synergies are tied to system integration, which will take some investment and some time to complete.

                  As you can see, we have acquired about 50 cents in earnings per share, which are expected to grow at a double digit rate. The dilution impact from the share exchange is partially offset by the announced share repurchase program. The outline growth and cost synergies are building up over a three year period.

                  The dilution from net new intangibles amortization is expected to be five to seven cents a share. And finally, the one time impacts include non qualifying acquisition costs among other items. We have provided for restructuring costs on the P&G side, because as I mentioned earlier, it is our objective to field the best team from the combined P&G and Gillette talent pool.

                  Now let's walk briefly through the valuation. As I mentioned at the beginning, we are paying an 18 percent premium on the agreed basis of share exchange. It provides Gillette's shareholders with a post yield valuation of about $54 per share, based on yesterday's closing price. This represents a full but fair price for this world class property.

                  In terms of value creation, the premiums of the Gillette shareholders is more than justified by the low end of the cost synergy range. P&G shareholders will capture the growth opportunities provided by the deal as well as the potential upside to the cost synergies. This translates to about five-and-a-half to $7-and-a-half billion. Now let me hand it back to A.G. and Jim who will talk about the integration and wrap up the presentation.

A.G. Lafley:      We're confident we can manage the integration of the two
                  companies while staying sharply focused on the health of both
                  Gillette's and P&G's established businesses. There are three reasons for this confidence. First, we have complimentary organization structures, and SAP systems, which are designed to enable fast, and efficient integration of new businesses with minimal disruption.

                  Secondly, both companies are coming from positions of strength, with healthy business momentum and strong cash flow. Third, we have a strong cadre of leaders running these operating businesses. We've done it before. And the combined Gillette and P&G leadership teams is committed to do it again. Jim will lead this integration for us, and here are a few more thoughts from him, Jim.

James Kilts:      Thanks, A.G. When we started to evaluate this combination, we saw many obvious synergies. At the core, they are driven by having two companies with infrastructures that overlap and products and geographies that are complimentary.

                  At the core, they are driven by having two companies with infrastructures that overlap and products and geographies that are complimentary. The level of synergies that Clayt detailed are ones that I know that we can get. In the process, we will make the business even more capable of driving growth. And I am committed to working with A.G. to do just that.

                  If you'll look at the level of synergies, they're big. At the same time, they are very reasonable. The cost synergies are consistent with levels that Procter & Gamble has attained in the past. They are also synergies that I know how to get. We will utilize both internal and external resources to identify the specific opportunities.

                  We will set specific targets for each area of our opportunity. We will establish teams to pursue these targets. I'll oversee that entire process along with other senior managers at Gillette and Procter & Gamble. We will reach these targets, and accelerate our growth.

                  On the revenue side, we'll create new benefits and better value for our consumers, and make it easier for our customers to deal with us, and to make our company even more important to them in building their business. These revenue improvements are going to happen. To achieve these results, I've agreed to stay on for at least a year to work with the new company, and lead the integration efforts.

                  And just in case, I haven't convinced you that I'm a believer, I have also agreed to roll over all of my Gillette options, and shares in to Procter & Gamble stock, and hold it for at least two years. And this is what Gillette's largest investor thinks of the deal.

Warren Buffett:   I'm Warrant Buffett, I'm Chairman of Berkshire Hathaway. And
                  back in 1989 Berkshire bought what's now the equivalent of 96 million shares of Gillette. During that entire period, we've never bought or sold a share. I've been happy with the investment.

                  But I have to tell you I'm a lot happier today. This merger is going to create the greatest consumer products company in the world, a company with a market cap of close 200 billion combining two companies that already had out standing records, out standing managements, out standing products, it's a dream deal.

                  And to quantify that, description, I intend and will purchase enough shares or either Procter & Gamble or of Gillette, so that by the time the deal ends or is made, we will have 100 million shares of Procter & Gamble stock. That makes the math a little easier, but that's not the reason I'm doing it. I'm doing it because I like this deal.

James Kilts:      The key point you should take away from all of this is P&G's acquisition of Gillette, makes sense for our consumer. It makes sense for our retail customers. It makes sense for employees. And it makes sense for shareholders. It's a unique opportunity that we're in a strong position to capture and leverage.

                  I'm confident P&G is well placed to execute this acquisition with excellence and deliver the consistent, reliable, sustained growth shareholders expect, and deserve. Now we'd be happy to take any of your questions. Thank you.

(Amy):            Can you talk about - can you hear me? Hello? It's working now.
                  Thanks. Two questions, first is just on the accelerated growth, I understand the cost synergies, that seems pretty straight forward, but on the top line synergies, Gillette, obviously I thought those were going to happen with Duracell and I think they didn't. This is a very different deal.

                  And there were some specific issues with Duracell, but can you talk a little bit more about what drives the acceleration in the top line growth? Because the numbers are substantially higher than either Gillette or P&G's numbers alone?

                  And then my second question, A.G. is really on the GBU structure. My understanding was that the deals you've done so far, you've sort of plopped in to your existing GBU structure. Are you going to create a new GBU for Gillette? Are you going to create three new GBUs for all of Gillette's businesses, can you talk a little bit about that.

A.G. Lafley:      OK. First one first, and Jim should join in here because we've talked an awful lot about how we drive growth. I mean this obviously isn't worth doing just to get the cost efficiency and additional productivity. The simple way to think about is we need to add one point of growth. If you project a growth rate to the end of the decade, this company will be about $75 billion in size. We need another $750 million a year, OK.

                  We believe at least half of that is going to come from developing markets by simply plugging in and playing with broader distribution, deeper penetration, the Gillette brands that will be combined with the P&G brands. And we think that's pretty dog gone conservative if you look at the growth rates in those markets, and you look at where we are in terms of distribution and penetration today in places like China, Central and Eastern Europe, Mexico, Turkey, et cetera.

                  The second chunk comes from combining two, you know, at least in our industry, world class go to market organizations. We both run without our top retail customers around the world on what we call customer business development teams or multi functional teams.

                  Gillette has a fantastic in store presence and retail capability. You know, nobody in the world gets more in store point of purchase displays than Gillette. And we're pretty sure, as we look at the opportunities just in the top 10 customers, that together we're going to grow faster.

                  And then, the last piece is what do we do with the brands, and the technologies that we have together. And the three areas we're going to be poking around pretty fast are oral care, which is a relative no-brainer. They're world class and leaders.

                  And on the brush side, we're contenders certainly on the (dentifrice) side. And there are lots of opportunities to work together on the innovation that we have in hand, and the technologies we have in hand. And there are an awful lot of opportunities for us to go to market, and build these brands, and build consumption and market share in this area.

                  The other two opportunities we talked a bit about women's hair removal. Gillette is off to a terrific start with Venus. I think, as you know, women's hair removal is about shaving, but it's also about a lot more. And again, we've got technologies on both sides that we think can get after this $10 billion market. And there's really nobody else that's single mindedly focused on it.

                  The last piece is Gillette's male grooming and personal care brand. In their portfolio, understandably given the other priorities it maybe hasn't had, you know, the full attention and the full priority. Frankly, it was that way at P&G five or six years ago. We've learned a lot about personal care.

                  We've learned a lot about beauty care. We have a lot of technology, you know, in market, and we have a lot of technology in the cupboard. And we think we'll be able to create a leading men's personal care brand in the world. So that's where the growth synergies are going to come from.

                  On your second question, (Amy), you know, from a - we have an organization structure right now, that we can basically plug in and play. But Jim, and I and his leadership team, and my leadership team have obviously got to sit down together, and figure out, you know, where, you know, what's the right way to get organized.

                  But I will say this some of the Gillette businesses are obviously going to be free standing businesses, you know, obviously. They're different industries. Gillette is the leader in the industry. It would make absolutely no sense for us to change any of that.

                  On the back room side, because we're both on SAP, because there are tremendous commonalities in what we do our supply bases are similar, our retail customer basis are virtually identical, there's a tremendous opportunity for merging and synergy.

                  And then, we'll sort through the corporate staff, and we've got a lot of work to do in the next six to nine months while the deal closes. But as Jim said, you know, there's a lot of opportunities for synergies. And there are an awful lot of cost synergy. And there are an awful lot of opportunities to improve on the productivity together.

James Kilts:      I guess I'll give my example just to add to that. When I made the calls to my business unit heads last night, I told them what was happening, there was excitement because the one comment from one of our business units lads, this opens a whole new world of opportunity. Can you imagine what we can do in markets like China and Eastern Europe. We're already doing well in, and what we can do on top of that with a combination of the two companies.

                  From an organization standpoint, I think, it's pretty easy as A.G. said, there's some free standing things. We're going to enlist the management teams, get them together, but we've got a clear vision of how it's going to come together, but we don't want to get in front of our organizations. We want them to participate in how we're thinking about it, and clearly, we'll let you know. But it's the - organizational issue, I think, is a very easy issue, and one that we can get done fairly quickly.

A.G. Lafley:      Yes, (Bill).

(Bill): Two questions. The first one is when you were looking at Gillette before this acceleration of that one point you're talking. What did you view as Gillette's sustainable long-term profit growth rate? Because Gillette's been executing great cost savings programs, and growing strong in markets like Russia and Turkey?

                  That's the first question in terms of the standalones sustainable growth rate. And the second question is any needs for divesting in areas of overlap be it deodorants or toothbrush in certain markets, that you see a need for?

A.G. Lafley:      Yes. Jim, why don't you take the first question, and I'll take the second question.

James Kilts:      Well sustainable growth we've always said at Gillette is three to five percent on a constant dollar basis. And with opportunities, and, you know, when we did better than that, a couple of people said you said three to five percent, and I said well we like to give what I call piece dividends, when things go well, we give more. And things have been going very well.

                  We've got terrific momentum. And I said if we get great new products, we'll do even better. And we've got the portfolio of great new products coming down the line. So I'm very optimistic, but three to five is what we've said publicly. When we finish the deal A.G. will be able to make his judgments on what he wants to say to you, but still as a part of Gillette, we want to stick to the three to five right now.

A.G. Lafley:      Yes, and a Bill, we're comfortable to the five to seven going forward. I mean if you just look at, you know, the slightly - the one additional point of market growth that you get given the mix of industries that Gillette's in. And if you look at our migration over time and the more health personal care and beauty care, with higher growth rates in those industries.

                  Frankly, you can pick up the whole point on market growth alone. On your second question, you know, there are some overlaps, a few. There are some issues. We have worked with the DOJ or FTC, whichever regulatory agency will review this combination a number of times.

                  I mean just in the last seven years or so, with the acquisition of (Tam) brands, with Clairol, with Wella, et cetera, they're relatively modest, frankly, for a transaction of this size, and we'll work through it. We'll work through it with them. We're confident that we're going to retain as many of the assets as possible. Yes, (John - Anne).

(Anne): Good morning. Two questions. First, does the scale you're creating now with this combination free you up to take a harder look at some of your slower growth businesses in your portfolios for potential disposals or...

A.G. Lafley:      That one's directed at me, Jim.

(Anne):           Not just batteries, A.G.

A.G. Lafley:      No, I said I think that one's directed at me.

(Anne): And then, secondly, a softer question. You're both credited for really keeping your two organizations focused on growth. What are you doing incrementally, today, forward, to keep that focus going in the combined company.

A.G. Lafley:      OK. We'll both take a stab at the - I guess we'll both comment on the slower growth businesses, and then we'll both comment on the other one.

                  (Anne), we're always looking at our businesses to see how they perform, versus our operating TSR, cash flow ROI metrics, OK. And, they each one has goals. We set the goals versus the best in class performance in the industry in which they're in.

                  And we set the goals, versus, sort of what's required to stay on the P&G team for the long term. And I think, you've seen us over the last several years, you know, exit the cooking and oils business, you know, exit the peanut better business, exit the low end of the household cleaner's business, exit the juice drinks business. And we did that, because the growth wasn't there.

                  OK. So we're obviously - that's an ongoing process. So, you know, you have to weed the garden every spring, and, you know, we don't wait for the spring. It's a continuous look. And, you know, there will be some changes over the next five years. I can't tell you exactly which ones, you know, there will be. Jim, you may want to comment on the battery business, you know more about it than I do.

James Kilts:      Yes, no, the battery business is a tough business as I've said for many years, but it's a business I like. It's not too many categories that have unit growth in the four to four-and-a-half percent range. It kind of comes year-after-year. We've got market shares in the two top companies and the 70 percent range. Margins are aiming in to the 20s now.

                  (Amy) used to ask me what can the margins be in batteries, and I said well 15, and I think we're up in to the 20s now. So we've done a pretty good job on that business. We've got a terrific management team. It's a growth business. We can expand it internationally and continue to grow it. We've entered the China market with the leading alkaline battery.

                  And it's mostly a zinc market, so you're going to get conversion from zinc to alkaline in that market. And I think, the infrastructure that we're going to get in the combination of the companies is going to open up a lot of opportunities for us. But I've been a big believer that at Gillette our portfolio is terrific. I was very comfortable with it. You know, A.G. is going to look at it as part of the Procter & Gamble combination with Gillette.

A.G. Lafley:      (Anne), you had a second question, and it was?

(Anne): Sorry, incrementally from here forward, what will you both do to keep both organizations...

A.G. Lafley:      Yes, keep the focus on the growth? OK. I think, this is
                  sometimes hard to understand, but our structure is, I think, ideally, suited for our industry with global business units, which in effect, Gillette has, and which P&G has had now for five years.

                  Each one of those global businesses is very focused on their industry. They're spending 100 percent of their time and energy and commitment to become leaders in those industries. And to generate as much growth as they possibly can over the mid and long term in those industries.

                  So if you think about this combination, there's really very little distraction to the operating businesses. There are only a couple of businesses, where there's some commonality. In oral care, we're going to have to think about how we put a great brush business together with a great (dentifrice) business.

                  We'll have to sort through, you know, how we're going to manage personal care, but, you know, most of our GBUs are still going to be single mindedly focused on becoming the leader, you know, in their industry. And I think that really helps.

James Kilts:      I couldn't agree more. The marketing teams are going to stay focused. You know, blades and razors teams are going to worry about their innovation, and driving their innovation. And the way we're structured, you really think of it. We -across the one side of the matrix is the business units.

                  They're focused on their businesses. Then, we have the infrastructure that supports the business units. A lot of the activity and the savings that we're looking for will come across that infrastructure, and we know how to go about that, because we're organized very similarly.

A.G. Lafley:      Yes, sir.

Male: I just wanted to go in to the cost savings for a second. The billion to billion, 10 to 12 percent of Gillette sales, compares to your old - to your previous acquisitions. Although, I should point out, that you A.G. have come out of a pretty successful five year restructuring program, and are much leaner than you were. And Jim, obviously has done a great job as well of cutting overhead at Gillette. How comfortable are you that you'll be able to get that billion to 1,200,000,000 over the next few years.

A.G. Lafley:      I'm very comfortable with it. You know, there are three -
                  there's obviously going to be a lot of duplication in what the two companies do at corporate, and we're going to sort through that with the leaders. We're finding there's tremendous efficiency and productivity in what we call our global business shared services operation.

                  I think we were one of the first companies in our industry, if not the first to move to that structure, five years ago. We then, have enhanced the structure with a network partnerships with the likes of Hewlett-Packard and IBM. And we're already, as we reported before, running ahead of our cost savings goal, ahead of our service quality levels.

                  And we're turning out more and more innovation on the IT side. So we've got a very robust worldwide backroom operation. We've also been able to integrate each acquisition, we've been able to integrate faster, because as long as they're on SAP, even if it's regional SAP, versus the global SAP we're on, we can move very quickly. So that's a big advantage.

                  And I think the third piece is we both have very strong operations in - that work with customers, and that work in the countries. And we're going to take really hard look at that, and I think the focus there will be on productivity. And I think there are tremendous opportunities for productivity, Jim.

James Kilts:      I couldn't agree more. I think, as I look at the synergies, you can imagine, when we were looking at the synergies together, and negotiating price, I'm even more bullish than he is. But I think these are very reasonable numbers. And, you know, if we get those numbers, it will be a great acquisition.
                  My job is to make it even better, working with A.G. and his team.

A.G. Lafley:      I mean if you think about what Clayt said, you know, the low end of the - actually below the low end of the cost synergies side is sort of the minimums. And we think, you know, we've had a track record at Gillette, and we've had a track record at P&G that commitments are commitments, and then we try to beat them, OK. And I think that's true for the cost synergies. And I think you'll see that that's true for the growth synergies.

Male: One follow up question if I could, I apologize if I missed this, is there a caller?

A.G. Lafley:      Clayt, is there a caller? We've only got one microphone. This is a high end ...

Clayton Daley:    We've got two.

A.G. Lafley:      We have two microphone. We splurged.

James Kilts:      I think we can shout too.

A.G. Lafley:      It is, the synergies are going up already.

Male: Jim, quick question. You know, I got - the question I have is sort of why? Particularly why you approached Procter & Gamble in this regard. I think, I may be more bullish than most, but I can come up with a scenario where your stock is at $54 in not that long a period of time. So can you walk us through the rationale?

James Kilts:      Yes, I think the rationale is real easy for me. Strength plus strength equals success. Both companies have come from turnaround periods. We've got great momentum. And the infrastructure combination that we can create is going to leverage our revenue scale and our cost scale as a combined company and provide a lot of opportunities for employees as we go ahead.

                  I'm a great believer in scale. I firmly believe the consumer products industry needs to consolidate. And I'd rather lead that consolidation for the long term health of our employees, our brands, and our business, than get stuck with the leftovers at the end.

                  So I want to lead it, and do it with the best company in the world, Procter & Gamble. The company I was looking at is my company competitive to be the best consumer products company in the world. By coming together we've created the best consumer products company in the world, that's why.

A.G. Lafley:      If I could just quick footnote on that. You know, scale is not just about cost. It's not just about purchasing power or bargaining leverage. In fact, the most important thing about scale is it creates the ability to reinvest. And that's been Gillette's model, and that's been P&G's model. And when the company's are running well, that scale creates higher margins, part of the margin is reinvested in the innovations.

                  So if you are an innovation and technology company in our industry, which both of us are, if you can generate more scale to enable the reinvestment, we keep reinvesting and creating and building brands that create bonds with consumers for life. And we keep reinvesting in innovation, so we stay in the lead on the innovation side to delight the consumers we serve.

James Kilts:      I think that just says what it's all about. Our operating
                  philosophies is companies are the same. We believe that we can bring these things together and build a juggernaut.

A.G. Lafley:      Yes, sir.

Male: Yes, it's a question for both A.G. and for Jim. Could you detail a little more some of the opportunities in emerging markets for lower end systems and disposables? What type of scale advantage and distribution there, does P&G bring Gillette? And is there a price point that, you know, is enabled by it?

James Kilts:      The answer is yes. I mean - what I'd like to do is, you know, spend about 20 minutes talking about this at some analyst presentation, because that's where I think we've got huge opportunities. We've come up and filled out our portfolio with lower price systems entries to trade development countries, consumers, up from double edge. We've got a nice ladder of products.

                  But what we get with the combination of the two companies is an infrastructure that allows us instead of worrying about infrastructure in these companies, Procter & Gamble has got the be infrastructure already. They've got the scale. And we're - you know, we've got terrific growth prospects with great margins, but we didn't even have the scale in these businesses.

                  We put our infrastructure in to their infrastructure. And, all of a sudden, we're touching distribution, focused on growing the business instead of worrying about trying to create an infrastructure. We're going to just step up the growth we've got in developing countries. And right now, we're growing about 18 percent in our developing countries. I can't tell you how optimistic I am about the growth we've got ahead of us. So I think that you've hit the strategy right on the head.

                  And I've got to tell you I talked to Peter Hoffman who runs our blade and razor business last night, and he's just pumped up because I've been after him. How are we going to get the developing countries going? You know, we can only do so much. We only have so much infrastructure. If we do this right, we're going to be able accelerate the terrific growth we have already. And I intend to do it right.

A.G. Lafley:      Just one very simple comment here. We went in to China on
                  August 8th, 1988. And without going into the details, you know, our distribution, breadth, and depth, and our penetration in China is second to none, in one of the two fastest growing developing markets in the world. And likely, eventually the second, and maybe the first largest economy in the world.

                  The same thing happened in Central and Eastern Europe when the wall came down in Berlin, we were first in. And again, we have, you know, deeper and broader retail distribution and penetration. And it's just an incredible opportunity to take these Gillette brands and - which are in those markets, and doing well, and enable consumers to afford them and try them and delighted by them in two of the fastest growing developing areas in the world. (John).

(John):           A.G.

A.G. Lafley:      Yes.

(John): P&G obviously does many things very, very, well. And one of the - and I'm not worried about the cost synergies, but the revenue synergies have been fairly dubious in the last handful of acquisitions with the exception of Iams, so you can go back as far as Maxell and think, you know, you've sort of fallen short on the revenue synergies. So why is it different this time, as opposed to, you know, the numerous other deals that we've seen?

A.G. Lafley:      World class assets with growth momentum right now. leading brands, leading innovators. If you think about it - I mean here's the simple way I think about it. We've actually got cosmetics and fine fragrances growing. It took us too long, OK. And now we're actually doing quit well. We - with Wella, we are the leading, believe it or not, fine fragrance company in the world.

                  So that one, just took to long, same with Tampax. You know, I wish we had had Tampax Pearl three years ago, that's when we should have had it, OK. Clairol, I think, is quite clear the cupboard was bare, and the innovation program had been milked. So basically, what we bought brands that are shells. And we will now bring technology there, because over the long-term we want to be in that business.

                  Actually, the Herbal Essences brand, which we bought, which is struggling a bit in the U.S. is doing phenomenally well overseas. So - and we didn't even factor that in initially in to the acquisition economics. Wella will see, you know, fragrances off to a good start.

                  Hair salons we've got to learn the business, frankly, watch them, you know, grow the business. This one is a relative no-brainer, because you've got big leading brands, innovation leaders, and they already have tremendous growth momentum. So all we're going to do is try to help them go a little bit faster.

James Kilts:      We've got growth momentum and very full portfolios of
                  innovation that we can build on in the future. So we're loaded up right now. And the biggest issue I had at Gillette was figuring out how to sequence my innovations. So that's still going to be the issue, but with the power of this infrastructure together, the upside is tremendous.

A.G. Lafley:      Yes, (Connie). (Connie's) been sitting here caressing this microphone.

(Connie):         Back to the question on geographic strength, could you talk a little bit about what the new breakdown of sales is going to be between emerging markets, and developed markets? And in terms of geographic white space, are there countries where
                  Gillette has strengths to give to P&G, and vice versa?

A.G. Lafley:      The second one is for sure. Gillette will help us in India.
                  Gillette will help us in Brazil. Gillette will help us in other markets, that Jim will fill in that are not on the top of my head.

James Kilts:      And we've got the other way, Japan and China.

A.G. Lafley:      Yes. And we'll obviously help in Japan and China. And I think we're both reasonably strong in Central and Eastern Europe and Turkey. And we're pretty strong in Mexico, so I think that's pretty complimentary. I'm sorry, (Connie), and the other question was...

(Connie):         Does anybody have the geographic breakdown now of what
                  percentage...

A.G. Lafley:      Yes, I think, isn't Gillette about 28 percent.

James Kilts:      Yes, I think we've got it. We break up the geographies a
                  little different. Somebody did the numbers, so I don't want to give it to you off our head. We define developing markets a little differently. So somebody, I'm sure in investor relations can give it to you.

A.G. Lafley:      (Connie), I think the simple way to think about it is, you know, we're sort of low 20s now. And without Gillette, we thought we'd be 26 to 30 by the end of the decade, which is sort of the numbers we talked about, you know, at the December conference, and with Gillette that should accelerate.

(Connie):         And one final question, does this take a little pressure off of the shave business to always have the next new product ready to go in two yeas?

James Kilts:      You see this great shave I've got? I've got the next new
                  product already. I mean, I'm ready.

A.G. Lafley:      There's - no you can never take the pressure off innovation leadership. I mean Gillette's business, and our businesses, one of the reasons why two thirds of the brands of are leaders in their industries is because they're innovation leaders.

                  So - now we put the pressure on ourselves. And our best competitors put the pressure on us. This is an innovation, you know, innovation is the life blood in this industry. That's what keeps fueling the brand. Yes, sir.

Male: A question for A.G. Looking specifically at the Wella integration right now, I know you've pushed off the cost savings towards the back end of the three year program, I mean now that the deal will probably close in the fall, are you going to try and step that up ahead of time?

A.G. Lafley:      Believe me, we did not push off the cost savings. We had a few legal challenges and other challenges in the first year. I think, as you know, the domination agreement was filed, and we essentially, you know, closed the first stage of the transaction in June. We actually began the real integration in July, OK, of last year. We will complete the integration on the retail hair care side, by the spring of this year. So that's a total fold in.

                  We decided to run - the two fastest growing fine fragrance businesses, and best performing fine fragrance businesses happen to be Wella's and P&G's, we're merging them, OK. So we keep the best of both. And then, frankly, we're learning and we'll invest when appropriate in the hair salon business, where Wella is number two in the world to L'Oreal.

                  In terms of the cost savings, we're still holding ourselves to the commitment by the end of year three. What's happened, obviously was the first year of legal and other issues, that's what delayed, you know, the cost savings. We're not holding back. As soon as we could operate, we're in there operating, and we're in there trying to drive the cost synergies.

Male: Good morning, I have a two questions for Clayton. Clayton, first one, this morning S&P put your ratings on the review for downgrade of no more than one notch. How comfortable are you that you will be able to convince them to maintain your double A minus rating? And then, secondly, aside from cash on hand, and very strong cash flow, how do you plan to finance this share repurchase program? Thank you

Clayton Daley:    We met with both S&P and Moody's this week. And basically
                  shared with them our initial projections, very initial on cash flow and rations. And therefore, the announcements are totally expected. What we'll be doing in the next couple of weeks is getting in to that with them in much more detail.

                  And then, they will have to make own judgments, of course, as to what ratings they'll assign to our debt in the short term because the ratios do come backing double A line, in about 10 years. So the real question at the end of the day is whether they will look through that, or whether they'll choose to downgrade us, and that's of course, their call.

                  From a financing standpoint, this company obviously has plenty of financing capacity to initiate the share repurchase program that we discuss today. And so, you know, we'll be financing our business as we always have with a blend of short term debt, and then various maturities of long-term debt to keep our debt portfolio in balance. And the dilution numbers that I shared earlier, of course, do project interest rates will go up over a period of years, and that's already baked in to those numbers.

Male: Hi. I was wondering if you could talk about how important is integration, and I guess, idea sharing in the R&D and marketing side, towards getting your revenue synergies? And how do you foster that? Or I mean should we think of developing market synergies for Gillette as (building) sort of a lion's share of the revenue synergies.

A.G. Lafley:      Yes, I think you have to divide them in to two pieces. And the developing market, and putting our customer business development and operating, you know, country operating organizations together. You know, those are pretty much, take what you have plug them in the infrastructure, as Jim said, and play stronger, all right.

                  In the areas of oral care, personal care, you know, women's hair removal, of course, it's going to require a lot of collaboration, a lot of what we call connect and develop. The thing I feel great about is we worked real hard over the last five years to change the culture at P&G in the R&D community. And I'll, you know, oversimplified 10 years ago, P&G was an invent from within company, strong R&D but we invented for ourselves.

                  What we've tried to do over the last five years is become much more of a connect and develop to accelerate on the innovation. It's not about the headcount side. We've actually increased, you know, maintained the headcount. It's about, you know, getting more innovation productivity commercializing more of your innovation, you know, from the same group of scientists and researchers.

                  And I think, it's pretty clear we'll work with anybody virtually all of our drugs are partnered. We're working with at least two or three direct competitors, not in the areas where we compete, but we work with (Unicharm) in Japan, we compete like crazy with them in the disposable paper businesses. We work together with them on certain technologies, one of which we used in Swiffer. One of which - one of ours which they're using in their home care products.

                  We compete with Clorox, on the other hand, if you saw the "New York Times" article, you know, the (Flex Wraps) and the (Flex
                  Bags), those are our inventions, our patents. We take, what is it Clayt, a 20 percent - we take a 20 percent minority share of the joint venture.

                  We have 50-50 joint ventures in Italy and Spain and disposable paper. We compete with the other party in some businesses, but we ally with them, and it's all about innovation. It's all about innovation, because you can never have enough innovation.

                  So I'm very hopeful. I mean Gillette's got a very collaborative culture, as I understand, and I think Jim has encouraged that. And I'm very hopeful of that. I think everybody is excited to get together and compare ideas. And that will happen on the marketing side, too. Yes, sir.

Male: Many of the global food behemoths that have consolidated over the last few years have found that increased scope and scale have not produced the leverage with retailers that they had hoped. And I'm wondering what your thoughts are about how you're going to see that from this merger?

A.G. Lafley:      You know, fundamentally you have to ask yourself whether
                  you're inherently a commodity business, or inherently an innovation business. And I hope we've - I hope you've seen at Gillette, I think we've seen, and Jim has helped create an innovation engine, that's creates brands that are well differentiated and command premium value.

                  We've tried to do the same. So it's just a different business model. I think the food business model is different. And if you just look at how private labels have developed over the last 25 years, private label penetration in virtually every major market is much higher, much higher in the food businesses, than it is in the personal care, healthcare, beauty care, and even household businesses.

                  Lastly, one of the reasons why we've been migrating from sort of 30 percent plus of P&G's business in household and food, to half of our business in health, personal care, and beauty care is because we like the structural attractiveness of health personal care and beauty care. And one of the drivers of those industries is innovation. So I think it's fundamentally innovation. You know, are you driven by innovation? Or do you become more like a commodity over time.

Female: Hi, A.G., I guess, I understand how in the future there's this convergence going on between personal care and healthcare. But I guess, when I think of personal care, and healthcare, I think of them as separate things.

                  So I wonder if this is a subtle strategy change for you long-term? And what does this mean for your drug business? And will that still be very important as this convergence continues? Or is it going to be (minimalized) with your importance?

A.G. Lafley:      Well you have to remember, I mean our entire pharmaceutical business is two billion plus, and a company of 55 billion plus. So it's a business that we made an investment in. We've had - we have the leader in its segment in Asacol. We the number two brand growing fast in Actonel, but it's clearly, you know, been a development business for P&G.

                  Second point, I've talked several times about the way we think about healthcare. We don't think about healthcare as just regulated drugs, so we don't just think about it as pharmaceutical drugs or even over the counter drugs. We think about what we call consumer healthcare, which is unregulated.

                  ThermaCare is probably the best example of that. And the last thing I will say is if you talk to consumers, especially women, there's clearly an overlap and a merging going on between beauty care, personal care, and healthcare.

                  Last thing I want to say, I'm really looking forward to working with Jim. We are both committed to meeting or beating the commitments that we made to you today, and we're both looking forward with real excitement to putting these two world class leadership teams together, world class brands together. And the sky is the limit.

James Kilts:      Great to be part of the best consumer products company in the world.

A.G. Lafley:      Terrific, thank you very much.

                                       END

                   Additional Information and Where to Find it

In connection with the proposed merger, The Procter & Gamble Company ("P&G") and The Gillette Company ("Gillette") will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by P&G and Gillette with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of P&G's filings may be obtained by directing a request to The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, Ohio 45201-0599. Free copies of Gillette's filings may be obtained by directing a request to The Gillette Company, Investor Relations, Prudential Tower, Boston, Massachusetts, 02199-8004.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on April 12, 2004.

Forward-Looking Statements

      All statements, other than statements of historical fact included in this release, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) successfully executing, managing and integrating key acquisitions, including (i) the Domination and Profit Transfer Agreement with Wella, and (ii) the Company's agreement to acquire The Gillette Company, including obtaining the related required shareholder and regulatory approvals; (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability, patent, and other intellectual property matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the success of the Company's outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), debt (including debt related to the Company's announced plan to repurchase shares of the Company's stock in connection with the Company's pending acquisition of The Gillette Company), interest rate and certain commodity cost exposures; (8) the ability to manage the continued global political and/or economic uncertainty and disruptions, especially in the Company's significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage increases in the prices of raw materials used to make the Company's products; (10) the ability to stay close to consumers in an era of increased media fragmentation; and (11) the ability to stay on the leading edge of innovation. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.